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June 27, 2024

TOKEN TERMINAL: Fundamentals Podcast - Macro Trends, ETFs, Smart Contract Platforms, and Crypto Fundamentals: A Conversation with Grayscale

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TOKEN TERMINAL, OSKARI TEMPAKKA: The following content is meant purely for educational and informational purposes, and should not be relied upon as financial investment, legal tax, or any other professional advice. This is the Fundamentals podcast where we demystify crypto and help you navigate this ever evolving internet native economy. In this episode, we're joined by Zach Pandl, the head of research at Grayscale. Zach talks about his career transition from Wall Street to the crypto industry, the compelling reasons behind his move and his role at Grayscale. He outlines the potential of digital assets driven by large addressable markets, network technologies, and the Bitcoin macro trade. Additionally, Zach shares his insights on the macro factors impacting the crypto market today and the importance of Federal Reserve policy on Bitcoin's price. We walk through Grayscale's product suite, including their flagship Bitcoin and Ethereum related products, and the launch of mini trust products and new investment vehicles for protocols like Stacks and Near. He explains Grayscale's approach to evaluating crypto projects through fundamentals focused metrics such as daily active users, fees, and transactions. Lastly, he highlights the role of research in both investor education and product development at Grayscale and shares his optimistic outlook on the future impacts of digital assets and grayscale's ongoing mission to provide innovative crypto investment products. Tune in for a great episode on the fundamentals of crypto. Hey, Zach, welcome to the Fundamentals podcast. It is great to have you on.

HEAD OF RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Great to be with you. We're big users of, uh, Token Terminal, so happy to connect today.

TEMPAKKA: That's amazing to hear. Yeah, I've been looking forward to this one. Gonna get to dive into Grayscales Product Suite at your role, what you're working on a day-to-day basis, and what kind of initiatives you are taking to just bring digital assets into the portfolios of more and more investors in this space. So exciting stuff in store. Before we dive into that in detail, I would love if you could just walk our viewers through who is Zach Pandl and how did you end up at Grayscale as the head of research?

PANDL: Absolutely. Before joining Grayscale, I had a career on Wall Street as an economist or macro strategist. Started my career at Lehman Brothers, which many of you will have heard of it, it went bankrupt, famously was most recently at, at Goldman Sachs, where I worked as an economist. I ran currency strategy, had some other, uh, roles there. And through that journey, I came to think, came to believe that what's happening in crypto is the biggest, most interesting, most important thing happening in financial markets as a whole. And I wanted to, uh, go spend the rest of my career, uh, full-time in, in crypto. Uh, I think it's going to be the, the biggest trend, uh, in our, in our industry, the biggest macro trend for the rest of my, uh, career. And I just had to come, uh, do it, um, uh, full-time. Now, a big part of making that happen is finding the right, uh, opportunity and was delighted to, uh, get connected with, with Grayscale. Grayscale is a, a fantastic, uh, business, an innovator, uh, in the space. And so it's been awesome to be running research here for the last year.

TEMPAKKA: That's great. And that is, uh, somewhat of a big move. If we think of a lot of people with comparable backgrounds to yours, I'm sure would be hesitant to take that move into crypto. So could you speak a bit more about what really persuaded you that crypto was the biggest opportunity in finance going forward?

PANDL: Yeah, absolutely, and I get that a lot, uh, that this is a, a big, a big move, but for me it was very natural. So I, I'd say there's really three things that stand out for me that make this most compelling from an investment standpoint. Now, I also find the subject matter incredibly interesting, but I, I wouldn't have made such a big career move just for a hobby. You know, partly this is because I am very optimistic about the outlook for the asset class, and it's really sort of three main things. The first is that crypto has huge addressable markets. You know, we're going after big parts of the existing financial system, uh, big parts of the existing internet infrastructure, you know, the gold market, traditional financial institutions, maybe aspects of cloud computing. So we have big addressable markets. The potential market cap of the digital assets industry is, is very large. The second is that these are network technologies, and that's a very important point. Network goods, network technologies are things that the benefit to any one user, uh changes depending on the number of users on a platform. So something like the telephone system or a social media application. These are network technologies. They're more useful for me and you if more people are on the same, uh, platform. And the economics of network effects, the economics of network technologies predict that there can be a very large and non-linear increase in the value of the network as user adoption grows, as user adoption passes through a kind of critical mass. So what does that mean? That means that for, for digital assets, for crypto assets, there's gonna be a moment in time where adoption of these technologies is growing, and the value of the networks, which is represented by the token prices, is going to increase very rapidly. Now, that's not gonna continue forever. You know, this asset class is not gonna produce 50% returns, you know, forever. Uh, that's mathematically impossible. Uh, but there will be a moment in time where we do see really, uh, substantial returns for the asset class, uh, as a whole. And I think we are on the cusp of that moment. We're on the cusp of, uh, critical mass of more mainstream adoption. And I think that means we'll have a period of non-linear, uh, increases in token valuations. So large addressable markets, network technologies. And lastly is the Bitcoin macro trade. You know, half of crypto in big round numbers is Bitcoin, and there's tons of things, uh, that are happening in crypto that have nothing to do with macroeconomics. They're more about internet technology disrupting the financial system, uh, et cetera. But Bitcoin is a macro trade, and I believe in that macro trade. I ran, uh, currency strategy at Goldman for a while, for example. And my view is that over the course of the rest of my career, whether that's, you know, 10 or or 20 years, that the US dollar has more downside risks than upside risks. You know, today the, the US dollar is very highly valued and has kind of everything going for it. High yields, good stock returns, reshoring, and you haven't really seen a decline in US hegemony around the world yet, a displacement of the dollar. My view is that those things will be changing over the next decade or so, that the dollar has more downside risk than than upside risk. And as it depreciates, the one asset that will benefit more than anything else is Bitcoin. So again, there's lots of things happening in crypto that don't have so much to do with the dollar, but Bitcoin is half of our market. It is a kind of Clydesdale horse pulling off along the rest of crypto, and I think we'll benefit from these macro tailwinds. So when I put those three things together, huge addressable markets, network technologies, and macro tailwinds, uh, you know, in my view is of a no-brainer that I needed to be, you know, fully invested in this, uh, asset class. Uh, and, you know, part of my job here is at, at grayscale is to, you know, try to persuade other people of that, of that investment thesis.

TEMPAKKA: Yep. I feel you. Uh, I think we're in the same boat in terms of that mentality, and I have to say that I do highly appreciate the clarity with which you also do pitch the thesis behind Bitcoin as a macro trade. That's something I've been paying attention to through your time at Grayscale, that sometimes it's very too complicatedly pitched to people, but I think it's easy to approach the way you speak about it.

PANDL: I mean, if I could say one thing there, I mean, you know, my job and broadly speaking at, at grayscale in, in running the research effort is to help anyone confidently invest in this asset class. I really believe that the technology will benefit the average person and that the average investor can benefit by putting these assets in their portfolio. Now, at the same time, the asset class can be a bit bewildering, you know, it is so new and some of the concepts are difficult to get your head around it at first. So that's my role here, is to help anyone feel confident about putting their money into these assets or using the technology. Uh, and I think we're helping to do that, uh, with the work that we do here.

TEMPAKKA: Yeah, amazing. Now, I think it'd be great if we could just like quickly speak about grayscale at a high level and, and the story behind it, because you have somewhat of a long journey and a very well-known brand in crypto. So to keep it somewhat short, it'd be great if you could walk us through the story in terms of founding, any pivotal core moments along the journey, and then what Grayscale looks like today.

PANDL: Absolutely. I mean, grayscale is a, a pioneer, uh, in this, uh, business. And, and again, that's a reason why, uh, I wanted to join this business as opposed to say, you know, going from Goldman Sachs to, you know, working in digital assets at a traditional financial institution, I, I think, you know, it was important for me to kind of go into the heart of crypto, and I think Grayscale is a great example of that. This is an asset manager that is fully dedicated to the crypto asset classes, all that we do. And the people that work here are here because they're excited about, uh, crypto, and they wanna make, you know, a long horizon, uh, bet on the asset class. Grayscale got started, uh, with the grayscale Bitcoin trust product, which is more than a 10 years old launch in 2013. So fairly early days in, in terms of the evolution of the, the crypto markets - was really the first, uh, vehicle that investors could get, uh, regulated access to, uh, to Bitcoin in a kind of brokerage account type of, uh, structure. Of course, the, that product, the Grayscale Bitcoin Trust or GBTC is now listed on an ETF with other Bitcoin, on an exchange as an ETF, with other Bitcoin ETFs after January of this year. The business has evolved as crypto has evolved, both as the number of products and investable assets has proliferated, and also as the regulatory, uh, picture has changed over time. Grayscale has evolved alongside those changes. Here, uh, in the US today, we have about 20 distinct crypto asset access products ranging from our ETF, the GBTC, to a variety of private placement products, which many people are familiar with that are within in crypto. And a, a staking fund, a private diversified staking fund product, for example. Most of these products go through what we call a four stage product lifecycle, and this is really how we operate the business here. They begin as these private placement structures, and again, this is reflects the way that crypto is regulated today in the United States, in our attempt to, you know, accommodate investors interested in these assets, but also be on the right side of all the, the regulatory, uh, rules for the industry. We start them as private placement products. Then after that, they are listed on over the counter markets and can trade, uh, as secondary uh, products. Third, we turn them into SEC reporting companies. So these file, the trusts file public company reports in the same way that, uh, other, uh, public companies would. And the last stage is to uplist them to an exchange as an ETF. Uh, the Grayscale Bitcoin Trust, GBTC, has made it all the way through that, uh, four stage, uh, process. We believe that our Ethereum, uh, product, the Grayscale Ethereum Trust, the largest Ethereum investment vehicle in the world will make it to that final stage in the not too distant, uh, future. And of course, your, your listeners are familiar with how that process has been, uh, playing out. So that is how we are evolving the business over time, always trying to think of new ideas to give investors access to the, the most compelling investments in, in crypto, and then evolving the products, uh, with the regulatory landscape, uh, in the United States, and hopefully over time, putting them all through this, uh, four stage product lifecycle.

TEMPAKKA: That is great. And we'll speak in a bit more detail about your product portfolio in a bit, but just before that, I think it, it could make sense to discuss macro, uh, at a high level. And because in your role as the head of research, you lead Grayscale’s analysis of the crypto markets. I'd be interested in hearing from your perspective, what is driving crypto today, and what's your general outlook?

PANDL: Well, it's such a diverse, uh, space, so let me focus on Bitcoin specifically, and happy to talk about some of the other assets as well. But let's focus on Bitcoin for this discussion. Bitcoin is a macro asset, meaning that it is traded alongside currencies and commodities, stocks and bonds. Just like everything else, say. Bitcoin is an alternative money system that competes with the US dollar. Now, in the US economy, we don't really have a choice about what currency that we use. We, we hold, we use the US dollar to make payments to hold as a store of value, to pay our taxes, uh, right, the, the US dollar is the, the currency for the US economy. But in international markets, investors, importers, exporters, sovereign nations have choice in what asset they hold or what asset they use for a medium of an exchange. And they decide between the dollar, the euro, the yen, the Chinese yuan, physical gold, and increasingly Bitcoin. And so I would encourage people to think about Bitcoin in that way as a macro asset that competes with other money like assets, whether physical gold or the US dollar in international markets. So the number one driver of Bitcoin's price is gonna be the same things that drive those other assets in these markets that drive demand for the dollar. Generally, things that are negative for the US dollar tend to be positive for Bitcoin, positive for physical gold, and vice versa. Developments that are positive for the US dollar tend to be negative for physical gold or, or for Bitcoin. And so this year the big kind of macro debate has been about Federal reserve policy. And just maybe take, take a step back. You know, we can see just over the last two years how important this Federal Reserve policy, which is a fundamental variable for the US dollar, can affect the price of Bitcoin. When the Fed cut rates eased very aggressively asked after the pandemic, Bitcoin's price, uh, took off. When the Federal Reserve realized it had overdone it, generated too much inflation and needed to rapidly raise interest rates, the dollar appreciated and the price declined. So Bitcoin does not tradeat random. It is, it, it very much follows the same types of fundamentals that drive other currency markets, uh, which is exactly what you would expect as a macro analyst. So where are we today? Late last year, 2023, the Federal Reserve pivoted away from fed rate hikes and towards Fed rate cuts. And that's a positive for Bitcoin, and it should be something that weakens the value of the dollar. But this year has really, they haven't gotten on with rate cuts. It's been an on, again, off again debate. Will they, won't they, when are they gonna get around to this? And to some extent that has affected Bitcoin. I think the fact that they have delayed rate cuts, real interest rates have picked up on the margin, that has probably held back Bitcoin's price, all else equal, probably held back, uh, price performance. Looking ahead, I do think that they're gonna get on with rate cuts in the not too distant, uh, future, maybe at the September FOMC meeting, maybe December, maybe early part of next year. But the reasons for cutting rates are very much in place. Inflation has been trending down in the United States for some time. The labor market is no longer as overheated as it once was. The federal reserve's peers, like the Bank of Canada or the Euro, European Central Bank are cutting rates. So I think we can anticipate fed rate cuts and that should weigh on the value of the dollar and support the price of Bitcoin. So the number one fundamental driver always is going to be the kind of drivers of currency markets and things like Federal reserve policy or the level of real interest rates are always going to be really the center part of that equation. Now, beyond those two things I'll just mention in briefly, and we can go into more depth if helpful, but beyond the sort of macro fundamentals, I think we have to say that the Bitcoin ETFs have been a big story this year. Of course, this has been a big unlock. There's a lot of investors who would love Bitcoin exposure but don't want to go through self custody or hold assets on exchange. They want the same access to Bitcoin as they have all their other assets. And so the Bitcoin ETFs here in the US have opened up access to a broader range of investors on the margin that's very likely supporting, uh, price. And I think that the election and, and political, uh, issues have also been an important factor. This year, we were seeing maybe a shift in some of the politics in the United States, at least around Bitcoin and crypto more broadly. I think on the margin that is also driving price. But you know, number one is the outlook for Fed policy. As always, fundamentals are gonna be the number one driver, but just like other markets, some of these technical factors and politics can also be at play. Those would be the main things that I would point to for the, the drivers of Bitcoin this year.

TEMPAKKA: Definitely. Combination of macro factors and also just, uh, the removal of a lot of friction in terms of getting access to these assets.

PANDL: That's a great way to put it.

TEMPAKKA: How about, just on the politics side of things, how important is the presidential election for crypto then?

PANDL: I, I think it will be quite I important and of course the, the marketplace is looking at a bunch of different things, how the regulatory environment might change depending on who is running the executive branch of, of government, whether we see legislation come out of Congress, you know, we've seen bipartisan efforts on things like stablecoins on, uh, broader industry legislation during the current Congress. Whether that continues, uh, next time around some of these sort of micro or industry specific issues will be important. I might highlight the more macro issues, uh, that I think maybe are underappreciated on crypto Twitter, if you will. Uh, the, again, the Bitcoin competes with the dollar and the election, and who controls the White House who controls Congress can have, uh, important implications for the medium term outlook for the US dollar. And therefore, by implication, can have implications can be important for, for Bitcoin. What I would emphasize is that the, probably the most important thing is not whether it's a Republican or Democrat in the White House, but whether either party has unified control of government instead of divided, uh, government. Unified control, meaning you have both the White House, uh, and control of Congress, and therefore an ability to pass legislation on party lines. Both Trump and Biden have been president before, so we can look at their track record to try to get a sense of what kind of policy outcomes we could expect, uh, in the future. And in both cases, both President Trump and President Biden governed under periods where when they had the unified government, both leaders expanded the budget deficit during periods of a healthy economy. So in neither case, did either of the two candidates lean into the idea of deficit reduction or spending control. In both cases, we saw an expansion of, of fiscal deficits and expansion of the debt stock. And so in my view, if we have unified government, regardless of, uh, who's in control of the White House, we will likely see a larger deficit rising public debts, uh, and potentially downward pressure on the value of the dollar. Now, there's lots of ways in which that can affect Bitcoin, but I I generally think a, a larger deficit, uh, a weaker dollar is gonna be positive for the price of Bitcoin. So that's the number one thing that I'm focused on, is this question of unified versus divided government rather than Republican or Democrat. I think on the legislative issues we've generally seen, which has been very encouraging, increasingly bipartisan efforts to look after the crypto industry for, you know, to give guidance to the, the crypto industry, I think that it will continue. And so unified versus divided government probably going to be even more important. We're thinking about the macro drivers at least, uh, for Bitcoin's price after the election.

TEMPAKKA: Interesting times ahead for sure. But let's move on to speak about Grayscale's product portfolio then in more detail, you alluded to the fact that you have around 20 products live across different stages of the product life cycle that you mapped out there. And if my math checks out, these products in aggregate hold, uh, a bit over $30 billion in assets under management at the moment of which the majority is under Bitcoin and ETH related products. Logically, I think it would be great if you could walk us through a bit in more detail the full product portfolio, what it consists of and why it looks the way it does today.

PANDL: Yeah, a-absolutely. Let me just say again that, uh, crypto is all that we do here. We are fully dedicated to the, the crypto asset class. And so we're always looking at, uh, new ways to give, uh, investors exposure to the latest ideas, the latest, uh, trends. The, our staking fund would be a great example of that, you know, something where their proof of stake assets are a much larger part of the industry now. Uh, crypto can be an income generating asset. And so, you know, those types of things as the industry evolves, as the regulatory picture evolves, we're trying to evolve the business as well. Lemme touch on a couple of highlights. You mentioned that the Bitcoin and Ethereum products are the largest, uh, piece of our, of our product suite at the moment by market capitalization, just in the same way that, uh, they're the largest pieces of the crypto industry. Our two flagship products are GBTC, the Grayscale Bitcoin Trust, which now trades as an ETF and the, uh, ETHE product, our, uh, Grayscale Ethereum Trust, which currently trades, uh, over the counter, but we, uh, have, uh, filed along with, uh, many others for this to uh, also trade as an ETF, and, uh, a portion of those filings have been approved by, uh, the SEC. So we'll see how that plays out. I would also like to highlight that we have, uh, filed this year for mini versions of both, uh, products, what we're calling the, the Grayscale Bitcoin Mini Trust and the Grayscale Ethereum Mini Trust. This is something that is, is new in crypto, but is common in, in other ETFs, uh, markets. So for example, for large and, and highly successful products like, uh, the QQQ NASDAQ uh, fund or the GLD Gold Fund issuers have many versions of these, uh, products as, as well designed, uh, to fit for different investor, uh, types. And so while GBTC and our ETHE products are, are large, uh, products with an existing asset base and highly, uh, liquid, we will launch these new products with what will likely be a highly competitive fee. And so for investors that are large investors actively trading these products where large size and high liquidity are the most important attributes, they may continue to focus on the, the existing, uh, products for retail investors, buy and hold investors, where fee competitiveness is the number one consideration. These new mini products may be a more, uh natural fit. So we're always trying to kind of innovate to find products that meet investors' needs where they are. And we think for Bitcoin and Ethereum, these mini products, upon appropriate regulatory, uh, approval will we think be a good fit for a variety of investors. So that's something to watch out for over the coming, uh, months and we think an an important new innovation within crypto. The other thing I'd like to highlight, just to kind of tackle your question about where do these, you know, where does some of these product ideas, uh, come from is on the private placement side, that first part of the product, uh, lifecycle. We've recently launched two products that I'm very excited about that I think are great examples of how we think about, uh, this process. And those are the Stacks fund and the Near fund. These are two, uh, Stacks and Near protocols, two really distinct parts of the crypto ecosystem, but I think both have their own, uh, unique trends and, you know, and can be a great fit, uh, for investors looking for, you know, different types of exposures beyond, uh, Bitcoin and Ethereum. We're launching these types of products. We're looking for things that are geared towards larger trends, uh, in the crypto industry that we think are sustainable, uh, investment thesis that will be around for a while. So in this case, things like scalability, uh, a multi chain, uh, future, you know, these are in longer run themes that we think, uh, will be with us for some time. And we're looking for products that have their own sustainable fundamentals that we think make them, you know, potentially compelling investments over, over the medium, uh, term. So Stacks and Near great examples of that, in my view, Stacks very closely related to the Bitcoin Renaissance idea. You know, as your, your crypto native audience is going to be familiar with your Bitcoin's scripting language is fairly limited and doesn't accommodate things like smart contracts. But we see a new wave of development probably kicked off by the success of ordinals, or at least sort of accelerated by the success of Ordinals. And we think that the stacks, uh, ecosystem is potentially the next, uh, stage of that, a long running project that is undergoing some important development at the moment that we think can bring smart contracts and other functionality like potentially stable coins to the Bitcoin ecosystem. The success of Ordinals, I think speaks to the fact that people love the Bitcoin blockchain. They want to get more out of, uh, Bitcoin, and we think Stacks is very well placed to, to provide more of that, uh, over time. So that's one example Near is, you know, also another sort of smart contract, a platform, but a, a quite distinct, uh, asset. You know, to me, Near stands out for two reasons. One is the ability to onboard non-financial use cases, you know, non-financial, non speculative growth in active users and fee paying, uh, users. So, you know, Near is a leading platform in terms of the, the number of daily active users, uh, for, for example. And many of those things are, are quite distinct from the activity that we see happening on other, uh, blockchains. Near also has the potential to onboard some AI related use cases, uh, over time. And, you know, AI has been an important investment theme in our spaces as well. So I think these are really two great examples of what we're looking for. There's tons of projects in crypto and it's hard for to know for investors, you know, where to put their, uh, capital. And so we are trying to, to do some of that analysis, uh, for investors in offering products that we think, uh, have medium term upside, uh, that are geared towards these sort of sustainable investment themes and that have solid protocol specific fundamentals. So I think, you know, these are two sort of distinct areas, private placement products, Stacks and Near, our filings for these mini trusts for Bitcoin and Ethereum. But I think they speak to the broader strategy here. We're just trying to give investors the best possible exposure to crypto meeting investors' needs and where they are. That process began a long time ago with, with GBTC and, you know, was highly successful in giving investors a new way to access this novel asset class. And we're always trying to innovate new ways to provide that same type of service for investors.

TEMPAKKA: Yeah, and, and I think you're doing a great job on executing on that strategy, uh, as in addition to these, uh, single asset products as well, you have things like the Dynamic Income Fund or then even more newly the Future of Finance ETF, which both provide like different ways of getting exposure to the asset class in different ways. Do you want it to be yield focused? Do you want it to be more outside of protocol infrastructure focused value capture for, from the crypto ecosystem so forth? So very interesting to follow how, how you're innovating on the product side of things, so thank you for sharing that context there. I think it'd be great to, uh, dive into your research function in more detail as that is kind of, uh, your strong suit. I mean, you have a lot of them speaking macro moving on to research now, but we come through your website and, and the blog especially, and they're over 80 published articles from 2022, and if we look at the topics of 'em, they're mostly related to Bitcoin and more recently Bitcoin L twos as well, the Ethereum, the L2 landscape there, and smart contract platforms and Defi. I was wondering if there are any particular research articles that you would wanna highlight here to our viewers, keeping in mind that they're both investors trying to understand better protocols, but then also builders who want to get a grip of, um, how, uh, researchers are digging into these protocols.

PANDL: Yeah, a absolutely, let me first say that I lead the research effort here, but it is a, uh, team, uh, effort. There are so many things happening in crypto that I would never be able to keep a track of it all, uh, myself. And so we have a great, uh, team and your listeners should, uh, reach out to get to know, uh, the rest of them as, as well. I think I might highlight one sort of specific angle and two, two closely related reports, which is about smart contract platform competition, value accrual, and the state of Ethereum. Uh, today we have two closely related recently published reports on that topic. There are lots of fundamentals potentially that one could look at for evaluating a smart contract, uh, platform. And I will plug your product Token Terminal does a great job of giving us a full range of those fundamentals. In our view, fees, uh, are the most important fundamental at the end of the day, uh, that these are revenues that are being, uh, received by the protocol or, or of cost being paid, uh, by users to use these decentralized, uh, networks. And there are different ways to get at revenue capture, just like any business, right? You can have a business that goes for high price items and low throughput and produces a certain amount of, uh, revenue. And you can have a business that goes for low priced items and high throughput and produces a certain amount of revenue. There's no right or wrong answer, but at the end of the day, the point is to generate, uh, revenue and smart contract platforms in our view produce, uh, block space and compete for that, uh, revenue pool. Now, that doesn't mean that revenue is the only thing that you wanna look at, because just like any other asset, you know, when you're valuing a stock, we're thinking about the expected future earnings or expected future dividends, uh, that, that an asset might, uh, earn. And we're evaluating a, a stock on that basis. That's how we think about smart contract platforms. What are the expected future stream of fees that we can expect for this product or protocol, uh, to produce over time and trying to value the assets in that way. Now that doesn't necessarily mean that fees to today are the only indicator. So fees today are an important input, but we're also interested in what's growing, you know, what is attracting active users, what is generating transactions, which ecosystem is bringing in developers? And these can be all sort of leading indicators for where, uh, expected future fee growth may be, uh, over time. So we have a, a report that, uh, goes through this in some, uh, detail how we think about smart contract platform value accrual, some of the caveats around that, but really the central importance of, of fee revenue. So this leads us to, you know, I think a lot of important questions around the marketplace, uh, today, there are different ways to capture fee revenue, but there's a huge amount of, uh, focus on Ethereum, uh, because of the potential, uh, for a spot Ethereum, uh, ETF, uh, later this year. And so I think investors that are thinking about, uh, investing in those types of products, our state of Ethereum report is a great place, uh, to, to look and help sort of explain what has been happening in that ecosystem and how all these things relate to that fundamental variable, which is fee revenue. And Ethereum is at a very interesting place. It is the leading smart contract, uh, platform on basically all metrics and, in users, fee revenue, developers, decentralized applications, total value locked. So, you know, network effects are very important and Ethereum is leading on most, uh, metrics, uh, today. At the same time, it is going through a particular sort of change, uh, to a modular, uh, design in which more activity over time will take place on the layer two networks as opposed to the layer one, uh, main net. And this has implication for fee revenue because if some of the transactions are taking place with lower fee on the layer two, uh, ecosystem rather than on the higher cost, uh, layer one network, it can affect, uh, fee revenue for the layer one at least over the, the shorter term. So I think having this sort of grounding in some fundamentals, you know, I, the basic fee generating tokenomics of these, uh, protocols is very important for investors that want to make, you know, larger and, uh, long horizon investments in these assets. You need a-a kind of framework around the fundamentals like this. And I think we, we try to articulate that and that can be applied to every, uh, project in the space, whether it's Ethereum, which is closely focused on because of the potential for an ETF later this year, or whether it's Solana, which seems to have plenty of momentum around it at, at the moment, or some of these alternative smart contract platform chains like Stacks and Near. So again, we produce a lot of research, as you say, on Bitcoin, on, on macro on many topics, but that's what I would highlight as, as something that's been very topical for us and for our clients lately.

TEMPAKKA: Definitely very interesting and a lot of education to be done there as well. I think it was a big burden to educate people on Bitcoin and why they should allocate through the ETF, but then Ethereum brings its own set of complexities that need to be indicated to clients for sure. So it, it is good to do research there. One follow up if you're able to answer, it just came to my mind right now related to your product suite as well as you have the smart contracts X Ethereum fund as well, and we just spoke about Ethereum's role, how in terms of maturity, it is maybe a bit longer on, on its journey leading in terms of all of metrics, especially if you look at fee and revenue generation compared to other smart contracts. Is its position in kind of a league of its own so far ahead of other smart contracts right now, the reason that you felt the need to make a separate smart contract product that excludes Ethereum? Or is there something else behind that as well?

PANDL: I think that just speaks to the fact that we are meeting investors, uh, where they are. So we're evaluating, uh, protocols, but also we're in a client service, uh, business to trying to meet investors, uh, needs, and especially people that have been in crypto, uh, for a longer period of time. They probably have Bitcoin exposure, they probably have Ethereum exposure, and they're often asking, okay, what next? What else, uh, can I get, uh, access to things like our Stacks and Near trusts are, are a good example of that. But the smart contract platform Ex-Ethereum prod, I think it's designed the, uh, with that in mind, if I could add, uh, another comment on this, an important sort of framework, uh, that we use for understanding things like competition or, or the product, uh, process is what we call the Grayscale crypto sectors, uh, framework. So for people that are familiar looking at, uh, traditional finance, you know, the equity market is divided up into to industries. Each asset in the S&P 500 is allocated to an industry like industrials or financials. These are all put together through something called the GICS system, the classification system that organizes equity markets, uh, for us. We have something quite similar, uh, to that for crypto that we call the Grayscale Crypto Sectors Initiative. And this is both a taxonomy or a classification system for digital assets as well as a series of related indexes that we created with FTSE Russell, which is an index provider in traditional finance. And so when we're, we're evaluating crypto, there's so many things, uh, going on, but a great starting point is to understand that all of these assets live in different parts of the ecosystem where it's currencies, smart contract platforms, financial applications. So when we're thinking about products like the smart contract platform product, Ex-Ethereum, or we're thinking about competition between Ethereum, Solona, Near Stacks, et cetera, it, we use this framework as guiding principles. The smart contract platform sector is maybe the most interesting space in crypto at the moment, or at least one, one could argue that you have a lot of very compelling pieces of infrastructure, a lot of great technology and competition for that same pool of revenue. In the currencies category, I think it's been much more of a winner take all type of category. Bitcoin is sort of peerless. We, there are other things in that category, but Bitcoin does not face significant competition within its, uh, product category. But Ethereum does face significant product, uh, competition within its category within smart contract, uh, platforms. It is the leader in, in many uh, respects, but there are, uh, significant, uh, uh, competitors and I think the industry is still early enough that competition can remain, uh, fierce. And so we spend a lot of time, uh, thinking about these topics and, and use this Grayscale crypto, uh, sectors, uh, tool as a framework, uh, for understanding the, uh, the full industry. And for people that want to dive, uh, into that, to please check out our, our website, I'll, I'll plug our, our website, grayscale.com/research. Tons of more information on the Grayscale crypto sectors.

TEMPAKKA: Definitely. Thank you for breaking that down. Uh, and then finally, just more generally on research activities, you've spoken to the fact that you need to do a lot of education, a lot of the contents you put out is for education, but also when you're thinking about new products and going to market, you wanna do research to understand the fundamentals. So there's a lot of internal work there as well. Something that I'd be interested in understanding is that if you had to kind of ballpark it in terms of the full FTE amount of work that goes into doing research at Grayscale, what portion is shared externally and what portion is used purely for your internal purposes?

PANDL: Yeah, I'd say it's roughly 70-30. If I had to put some kind of number on it by far, the most, uh, is going externally. We are publishing our analysis, sharing our views on crypto, both in written product and podcasts, in interviews that we are out, uh, providing investor education. And then the research team here also helps with anything internal that has a technical or a data analysis, uh, aspect, uh, to it. So if our teams want to look at on-chain data or they want to understand why the market is behaving in a certain way, we will help with those, uh, types of things. But we are, yeah, we're an outward facing, uh, group client focused, uh, team and in touch with investors and other stakeholders, uh, all the time.

TEMPAKKA: Okay. That, that, that's super interesting to hear. Um, because I mean, there's a lot of data to crunch and a lot of work that needs to be done both, uh, internally to get to a level of understanding that you can actually assess the fundamentals, but then also be able to standardize it and clarify in a way that makes sense to share externally so people can digest it Maybe quickly on, on-chain data as well as you alluded to that, how do you leverage that in a, in a bit more detail? So like what type of data is in the biggest demand for you at Grayscale right now?

PANDL: Yeah, that's a great question. I'd say first and foremost, we try to find things that are consistent across protocols. So for Bitcoin or Ethereum, there's so much data, so much high quality data from different providers that we, we don't really struggle to find, uh, what we are looking for, but there are at least hundreds of relevant products in, in crypto. And what we're trying to do when we're doing market analysis is compare one thing to another. So let's say decentralized exchanges, for example, we want to look at the whole product category and try to understand which projects are generating activity, fee, revenue, trading volume, and compare those in some kind of consistent way, uh, across products. And that's, I would say, something that is continually a, a struggle. We can often find what we need for the largest products, but we're often filling in gaps with, um, uh, from different places for some of the smaller products, uh, uh, projects as well. So what we're looking for is consistent metrics across different product categories. Decentralized exchanges would be one, one example, layer two is AI applications, data storage and, and shared compute, uh, type of application. So finding consistent data across, uh, projects is, uh, something that's very important and continually a challenge. We usually start by looking at daily active users, fees, and transactions as a, a high level measures that can be generally consistent across platforms. And then for each of the subcategories, we tend to look for things that are specific to that category. So for decentralized exchanges, what does trading volume look like? How many unique traders are there? So for each product category, dig in a little bit, uh, deeper. As you at Token Terminal are, are familiar with, there are tons and tons of indicators. I think having a framework that has a guiding principle like fee revenue helps you decide what is important and what's not important. And, and really we wanna know what is generating revenue, uh, over time and how does that accrue back to the token holders? And a project can say accrue revenue, but for example, if there's a lot of supply inflation that may not immediately accrue any benefit, uh, to token holders. And so having a kind of framework like that and understanding how the tokenomics bring value back to, to the holders is, is what we're looking for primarily with on-chain data. I would just add that again, and this probably reflects my background, is crypto no longer is an isolated ecosystem. Uh, crypto is part of the broader financial system, especially Bitcoin, but to some degree the rest of the assets in the market, uh, as well. And so as much as we look at on-chain data, we also look at the things that drive financial markets in general, Federal Reserve policy, the health of the economy, flows and sentiment in the equity market, all these types of things affect the, the broader financial system. And crypto is increasingly part of the broader financial system as, as well. So we, we try to marry both of those things, crypto specific tools as well as lessons from traditional finance for, you know, what is driving our asset class.

TEMPAKKA: That is a great framework through which to approach this. I'm glad to hear that. And like you said, you can look at individual metrics at face value through frameworks as well, but what you really need to be doing is assessing the sustainability of what you're seeing happening on chain and, and then thinking of how value crews in the long run because sustainable protocol is the one that we wanna be supporting, wanna be looking at in, in the long run.

PANDL: Absolutely.

TEMPAKKA: This has been incredibly insightful, Zach. Thank, thank you so much for, uh, breaking down everything you're doing at Grayscale. Final question just here as we wrap this up. What is next for both you and, and Grayscale? What are you focusing on in the kind of mid to long term right now?

PANDL: Well, thank you for having me. It's been great to be on the podcast. Look, I think I am here because I'm incredibly optimistic on where this asset class is going over time, incredibly optimistic about the impact that the technology can have on the way that we save money, make payments, interact with each other online, uh, in the future and incredibly optimistic about investing, uh, in these assets. And so we're here building a business. This place has been succeeding in, in crypto long before I arrived, at more than 10 years, uh, old and I think has a very bright to future, uh, ahead of us. So we're focused on delivering for our clients and I think the, you know, the technology and the macro trends will, will help us get to a great place, uh, over time.

TEMPAKKA: Awesome. Thank you so much. I appreciate your time and uh, let's keep on this shared mission of educating the world about the fundamentals of crypto. So let's do this again sometime.

PANDL: My pleasure. I hope so.

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